SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
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                       (Name of Subject Company [Issuer])

                       Everest Investors 10, LLC (offeror)
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                    Everest Properties II, LLC (other person)
                                (Filing Persons)

                 Original Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
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                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION                    OF                   FILING                   FEE
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Transaction   Valuation:   $3,678,150(1)   Amount  of  Filing  Fee:   $735.63(2)
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(1) Calculated as the product of the number of Original Units on which the Offer is made and the gross cash price per Original Unit.

(2) Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid: Not Applicable         Filing party: Not Applicable

     Form or registration no.:  Not Applicable      Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, including all amendments to date (the "Schedule TO") filed by Everest Investors 10, LLC ("Everest 10" or the "Purchaser"), a California limited liability company, to purchase up to 5,650 original units ("Original Units") of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

     On or after December 11, 2002, Purchaser is mailing a letter to Unit Holders announcing it is extending the expiration date of the Offer from Thursday, December 12, 2002 to Tuesday, December 24, 2002. A copy of that letter is filed with this Amendment No. 2 to the Schedule TO.


ITEM 4.    TERMS OF THE TRANSACTION.

     Item 4 is hereby supplemented as follows:

     The Offer is extended to and will expire at 5:00 p.m., Los Angeles time, on Tuesday, December 24, 2002, unless the offer is extended further.


ITEM 11.   ADDITIONAL INFORMATION.

     (b)  Reference  is hereby  made to the  entire  text of the  Letter to Unit
Holders dated December 11, 2002 (Exhibit 12.5), and the Limited Appraisal-Restricted Appraisal Report of The Samppala Group dated May 8, 2002 (Exhibit 12.6), which are incorporated herein by reference.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     CERTAIN INFORMATION CONCERNING THE PARTNERSHIP - Selected Financial and Property Related Data

     The second paragraph is hereby amended and restated in its entirety as follows:

     'The General Partner has provided the Purchaser with a copy of an appraisal of the Partnership's properties dated May 8, 2002. The appraisal is a "Limited Appraisal-Restricted Appraisal Report" by The Samppala Group and is made subject to numerous limiting conditions and assumptions, including without limitation: it relies primarily on the income capitalization approach to valuation of the properties; it relies on the appraisers past experience and familiarity with the appraised properties, obtained through prior reviews of such properties; it assumes that residential apartment units are the highest and best use of the properties; it does not consider the potential of converting the properties to for-sale units; and it assumes the recipient of the appraisal is knowledgeable in real estate matters and property values and that a restricted appraisal is appropriate for such recipient. Subject to the limiting conditions and assumptions therein, the appraisal estimates that the fair market values of the Partnership's properties are $23,800,000 and $19,000,000, for Mission Park and Shadowridge Meadows, respectively, as of the valuation date. The Purchaser has not received any representations or assurances from the General Partner, The Samppala Group or any other party regarding such appraisal or the continuing accuracy thereof; and has not independently investigated the accuracy of such appraisal. The Purchaser disclaims responsibility for the contents of the appraisal except to the extent prohibited by law. The appraisal is attached as
Exhibit 12.6 to the Schedule TO, which schedule, amendments and exhibits may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption "Certain Information Concerning The Partnership -- General." The Samppala Group has not consented to the filing of the appraisal as an exhibit. Please also see the back cover of the Offer to Purchase for information on how to obtain additional tender offer materials.'

     DETERMINATION OF OFFER PRICE

     The second paragraph is hereby amended and restated in its entirety as follows:

     'Purchaser developed an estimated current liquidation value for the Partnership's Original Units using its proprietary valuation methods, based on estimated fair market values in the most recent appraisal of the properties obtained by the General Partner, the Partnership Agreement provisions regarding the allocation of distributions, historical distributions made to Unit Holders, the assets, liabilities and operating results of the Partnership, assumed expenses of selling the properties and liquidating the Partnership, and other considerations. The Purchaser made its own estimate of the loan defeasance fees ($3.8 Million), deferred maintenance reserves ($1.2 Million), commissions and selling costs ($1.9 Million), and then reviewed the Partnership Agreement to determine how net liquidation proceeds from a current sale of the Partnership's properties would be distributed between the preferred distributions to the Class A Units and the residual distributions to the Original Units. Based on the information described above, the Purchaser estimates the net proceeds to Unit Holders from a current liquidation of the Partnership would be $651 per Original Unit. No assurances can be provided that the Purchaser's estimates are correct, and the actual amount of net proceeds that would be received from a current liquidation of the Partnership's assets may differ substantially from the Purchaser's estimate.'

     CERTAIN INFORMATION CONCERNING THE PURCHASER - Source of Funds

     The paragraph is hereby amended and supplemented to add the following sentence at the end of the paragraph:

     'Such   members  have  agreed  and  are  obligated  to  make  such  capital contributions available to the Purchaser on demand.'

ITEM 12.   EXHIBITS.

     The response to Item 12 is hereby amended and supplemented as follows:

     12.5 Letter to Unit Holders dated December 11, 2002.

     12.6 Limited Appraisal-Restricted Appraisal Report of The Samppala Group dated May 8, 2002.

     12.7 Press Release dated December 11, 2002.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2002



                                EVEREST INVESTORS 10, LLC
                                By: EVEREST PROPERTIES II, LLC,
                                    Manager

                                    By:  /S/ DAVID I. LESSER
                                         ------------------------
                                         David I. Lesser
                                         Executive Vice President



                                EVEREST PROPERTIES II, LLC


                                By: /S/ DAVID I. LESSER
                                    ------------------------
                                    David I. Lesser
                                    Executive Vice President